Apex Clearing Corporation

Financial Statements and Supplemental Schedules

For the year ended December 31, 2018

With Report of Independent Registered Public Accounting Firm

Apex Clearing Corporation is a member of Financial Industry Regulatory Authority "FINRA", Securities Investor Protection Corporation "SIPC", New York Stock Exchange, NYSE Arca, Inc., CBOE BYX Exchange, Inc., CBOE BZX Exchange, Inc., BOX Options Exchange LLC, CBOE 2 Exchange, Inc., CBOE Exchange, Inc., CBOE EDGA Exchange, Inc., CBOE EDGX Exchange, Inc., Nasdaq ISE LLC, Nasdaq BX Inc., Nasdaq PHLX, LLC., Nasdaq Stock Market, Investors' Exchange LLC, MIAX Pearl Exchange LLC, Chicago Stock Exchange, Miami International Securities Exchange LLC, Options Clearing Corporation, National Securities Clearing Corporation, Depository Trust Company, Fixed Income Clearing Corporation, Mortgage Backed Securities Clearing Corporation, Government Securities Clearing Corporation, National Futures Association, Euroclear, Commodities Futures Trading Commission, and Municipal Securities Rulemaking Board.

Index



Ernst & Young LLP   Tel: +1 312 879 2000
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Chicago, IL 60606-1787   ey.com

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Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Apex Clearing Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apex Clearing Corporation (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2012.

February 28, 2019

Apex Clearing Corporation
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	49,714,942
Cash and securities- segregated under federal regulations		3,381,613,831
Receivable from customers		379,438,128
Securities purchased under agreements to resell		139,475,000
Securities borrowed		76,458,709
Deposits with clearing organizations		50,953,440
Investments in securities, at fair value (cost $19,892,350)		19,744,822
Receivable from broker-dealers		10,617,136
Fixed assets, less accumulated depreciation of $4,871,026		1,224,130
Other assets		10,868,362
Total Assets	$	**4,120,108,500**

Liabilities and Stockholders' Equity

Payable to customers	$	3,803,685,482
Securities loaned		43,016,419
Payable to broker-dealers		47,985,764
Payable to correspondents		13,492,211
Payable to affiliates		1,729,524
Accrued expenses and other liabilities		43,028,530
Total Liabilities		**3,952,937,930**
Subordinated borrowings (Note 8)		25,000,000

Stockholders' Equity:

Common stock, $0.10 par value		
200,000 shares authorized; 100,000 issued and outstanding		10,000
Preferred stock		25,000
Additional paid-in capital		102,888,576
Retained earnings		39,246,994
Total Stockholders' Equity		**142,170,570**
Total Liabilities and Stockholders' Equity	$	**4,120,108,500**

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Apex Clearing Corporation (the "Company") is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a non-clearing Futures Commission Merchant ("FCM") registered with the National Futures Association ("NFA") and with the U.S. Commodity Futures Trading Commission (CFTC). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is organized as a Corporation. All of the common stock and voting equity interests of the Company are owned by Apex Clearing Holdings LLC (the "Parent"). The Parent is majority owned by Peak6 Investments L.P. ("Peak6"). The Company provides clearing, execution, prime brokerage, margin lending, securities lending, and other back office services to customers of introducing brokers, as well as direct customers and joint back office counterparts. We primarily operate in the securities brokerage industry and have no other reportable segments

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In the preparation of the financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable.   Actual results could differ from these estimates.

Cash and Cash Equivalents – The Company considers cash equivalents to be cash in depository accounts with other financial institutions and highly liquid investments with original maturities at the time of purchase of less than 90 days, except for amounts required to be segregated under federal regulations.

Cash and Securities - Segregated Under Federal and other Regulations – Cash and securities segregated and on deposit for regulatory purposes consists primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Customer Protection Rule") and other regulations.

Deposits with Clearing Organizations – Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities.

Securities Borrowed and Securities Loaned and Reverse Repurchase Agreements – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender and in securities loaned transactions, the Company receives collateral, in the form of cash, an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required. Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") are accounted for as collateralized agreements. The Company enters into reverse repurchase agreements as part of its cash management strategy. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements.   Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or may be required to return collateral to counterparties when appropriate.   Interest on such contract amounts is accrued and is included in the Statement of Financial Condition in receivable from broker-dealers.

Fixed Assets – Fixed assets are recorded at cost, net of accumulated depreciation and amortization, and consist primarily of computer hardware and leasehold improvements. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded in the current year.

Contingencies – The Company recognizes liabilities that it considers probable and can be reasonably estimated as contingencies and accrues the related costs it believes are sufficient to meet the exposure.   In the normal course of business, the Company is subject to events such as correspondent and customer lawsuits, arbitrations, claims and other legal proceedings.   Management cannot predict with certainty the outcome of pending legal proceedings.   A substantial adverse

judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition.

<u>Payable to correspondents</u> –The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due to Correspondents.

<u>Receivable from and payable to broker-dealers</u> – Amounts receivable from and payable to broker-dealers at December 31, 2018 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$6,082,823	$47,985,764
Receivables from Correspondents (net of allowance of $11,900,590)	2,749,635	
Securities borrowed/loan fees	506,994	
Other fees and commissions	1,277,684	
Total	$10,617,136	$47,985,764

Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the Statement of Financial Condition. Securities borrow/loan fees represent interest (rebate) on the cash received or paid as collateral on the securities borrowed or loaned.

<u>Receivable from and payable to customers</u> – The Company's receivables from customers are primarily consist of margin loans, made on a fully collateralized basis. If the value of that collateral declines, if the collateral decreases in liquidity, or if margin calls are not met, the Company may consider a variety of credit enhancements, including, but not limited to, seeking additional collateral or guarantees. In valuing receivables that become less than fully collateralized, the Company compares the estimated fair value of the collateral, deposits and any additional credit enhancements to the balance of the loan outstanding and evaluates the collectability based on various qualitative factors, including, but not limited to, the creditworthiness of the counterparty, the potential impact of any outstanding litigation or arbitration, and the nature of the collateral and available realization methods. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records the loss. The Company's allowance for doubtful accounts is based on review of historical actual experience and estimated losses inherent in the accounts. In the ordinary course of business, the Company may carry an allowance for more or less than fully unsecured or partially secured balances based on the Company's judgment that the amounts are collectible.

For SEC Rule 15c3-1 net capital ("Net Capital") purposes, any balance in a partially secured or unsecured account, net of the allowance for doubtful accounts, is considered a non-allowable asset. Non-allowable assets are subtracted from ownership equity to arrive at Net Capital. Amounts receivable from and amounts payable to customers include amounts due on cash and margin transactions. The Company will rely on individual customer agreements to net receivables and payables. It is the Company's policy to settle these transactions on a net basis with its customers.

Accounts receivable from and payable to customers includes amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Receivables and payables are reflected on the Statement of Financial Condition on a settlement-date basis.

<u>Investments</u> – All securities transactions are recorded on a trade date basis. Dividend income and expense is recorded on the ex-dividend date. Interest income and expense include premiums and discounts amortized and accreted on debt investments.

<u>Other assets</u> – Other assets are comprised of receivables generated in the normal course of business, such as interest receivables, prepaid expenses, and an investment in the Depository Trust & Clearing Corporation "DTCC".

Translation of foreign currencies – The Company has a minimal amount of client assets and liabilities denominated in foreign currencies. The assets and liabilities are translated at year-end rates of exchange. The Company does not hedge its foreign exchange exposure.

Income tax – The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Operating leases – Expense from operating leases is calculated and recognized on a straight line basis over the applicable lease periods, taking into account rent holidays, lease incentives and escalating rent terms. Future minimum lease payments are as follows; 2019 $1,820,219, 2020 $1,359,866, 2021 $1,264,958, 2022 $817,359, $0 remaining in 2023 and thereafter, zero. If applicable, leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful lives or expected lease terms.

Collateral – The Company receives collateral in connection with margin lending, securities borrowed and reverse repurchase agreements. Under various agreements, the Company is permitted to pledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver the securities to counterparties to cover short positions. At December 31, 2018, the Company had access to $518,431,711 of collateral from the margin lending book, and an additional $216,334,668 from securities borrowed and securities purchased under agreements to resell. At December 31, 2018, the Company had utilized $13,629,677 of collateral to support securities lending contracts and $23,680,067 in fully paid securities lending.

Recently Adopted Accounting Pronouncements - Recently Issued Accounting Pronouncements - In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02"). The ASU will supersede the guidance in ASC Topic 840, Leases. Under ASU 2016-02, for lease arrangements exceeding a 12 month term, a lessee will be required to recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its rights to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial condition. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lease will not significantly change from current GAAP. The Accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company adopted the new standard effective January 1, 2019 using a modified retrospective approach. The Company expects to recognize right-of-use assets of $3,993,368 million and associated lease liabilities of $3,993,368 million on its statement of financial condition.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. The achieve this objective, the amendments in this update replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information

to develop credit loss estimates. ASU 2016-13 will be effective for the Company's fiscal year beginning January 1, 2020. The Company is currently evaluating the impact of adopting ASU No. 2016-13 and related amendment on its financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Company's fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied prospectively or retrospectively. The Company is currently evaluating the impact of adopting ASU No. 2018-13 and related amendment on its financial statements.

NOTE 3 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2018, cash and securities segregated in special reserve accounts under the SEC Customer Protection Rule totaled $3,378,027,277, which is comprised of $3,344,241,736 in cash and $33,785,541 in qualified securities. Of this amount, $3,339,470,614 was for the exclusive benefit of customers and $38,556,663 was for the exclusive benefit of proprietary accounts of brokers ("PAB "). Additionally cash segregated under CFTC Regulation 1.32 was $3,586,554 held in a segregated bank account.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

Government, municipal and agency securities

Government securities, such as Treasuries, are valued using third party pricing services. U.S. government securities are categorized in Level 1 of the fair value hierarchy.

Certain assets are recorded in the Statement of Financial Condition at fair value, on a recurring basis, measured as follows as of December 31, 2018:

ASSETS	Level 1	Total
Cash and Securities - segregated and on deposit under federal and other regulations	33,785,541	33,785,541
Certificates of deposit		
Investments in securities		
US Government securities	19,744,822	19,744,822
TOTAL	53,530,363	53,530,363

There were no Level 2 and Level 3 investments at December 31, 2018. The Company had no transfers between levels in 2018.

NOTE 5 – SHARE CAPITAL

The authorized share capital of the Company is 200,000 voting shares. Par value is $ 0.10 per share. There is one share of preferred stock issued, for which consideration of $25,000 was received.

NOTE 6 – OFFSETTING ASSETS AND LIABILITIES

Substantially all of the Company's securities borrowing and securities lending activity is transacted under master agreements that may allow for net settlement in ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2018:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount [3]
				Financial Instruments[1]	Collateral Received or Pledged [2]	
Assets:						
Securities borrowed:						
Deposits paid for securities borrowed	$ 76,458,709	$ -	$ 76,458,709	$ (14,711,443)	$ (60,247,214)	$ 1,500,052
Securities purchased under agreements to resell	$ 139,475,000	$ -	$ 139,475,000	$ -	$ (139,256,443)	$ 218,557
Liabilities:						
Securities loaned:						
Deposits received for securities loaned	$ 43,016,419	$ -	$ 43,016,419	$ (14,711,443)	$ (24,083,598)	$ 4,221,378

(1) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

(2) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements, limited for table presentation purposes to the net amount of the recognized assets due from or liabilities due to each counterparty.

(3) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

NOTE 7 – SHORT TERM, SECURED LINES OF CREDIT AND LOANS

At December 31, 2018, the Company had short-term bank credit facilities with five financial institutions. The first credit facility permits the Company to borrow in aggregate up to $125 million; with up to $125 million of secured loans on a revolving, uncommitted basis; including $10 million of unsecured loans on a revolving, uncommitted basis, that is part of a $60 million unsecured loan on a revolving, committed basis in a syndicate relationship with a participating bank. The second bank credit facility is an uncommitted, secured line; a guidance line that permits the Company to borrow at the bank's discretion. The third credit facility permits the Company to borrow up to $100 million of secured loans on a revolving, uncommitted basis. The fourth credit facility permits the Company to borrow up to $10 million of unsecured loans on a revolving, committed basis, and an additional $5 million unsecured loans on a revolving, uncommitted basis. The fifth facility permits the Company to borrow up to $75 million secured loans on a revolving, uncommitted basis. The uncommitted, secured lines of credit bear interest at a rate that varies with the federal funds rate, have no stated expiration dates, and are repayable on demand. The committed, unsecured lines of credit bear interest at a rate that varies with the federal funds rate, with the $60 million credit facility expiring in August 2020 and the $10 million credit facility expiring in October 2020. In general, the advance rate varies between 80% and 95% of the collateral value posted, and the banks have the authority to not accept certain collateral or to set concentration limits.   The unsecured line of credit bears interest at a rate that varies with the prime rate, has no stated expiration date, and is repayable on demand. At December 31, 2018, the Company had no outstanding short term bank loans on these facilities. The Company also has the ability to create short-term liquidity under stock loan arrangements. At December 31, 2018, the Company had $42,892,378 as cash received related to Securities Loaned. These arrangements bear interest at variable rates based on various factors, including market conditions and the types of securities loaned, are secured primarily by our customers' margin account securities, and are repayable on demand.

NOTE 8 – SUBORDINATED BORROWINGS

As of December 31, 2018, the Company has a subordinated note outstanding with a principal amount of $25,000,000. On February 27, 2018, the Company entered into a $25,000,000 subordinated loan agreement with PEAK6 Investments LP. On February 27, 2019, the Company repaid the $25,000,000, one year term, subordinated loan with PEAK6 Investments LP. The loan is added back when computing Net Capital in accordance with SEC Rule 15c3-1.

NOTE 9 – INCOME TAXES

The Tax Cut and Jobs Act (the "Act") was enacted on December 22, 2017.   The Act reduced the U.S. corporate tax rate to 21 percent, effective January 1, 2018, for all corporations.   The Company revised its annual effective rate for 2018 to reflect the change in its U.S. federal statutory rate from 35 percent to 21 percent.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of US GAAP in situations when an entity does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of Act.   SAB 118 provides guidance on accounting for the effects of the Act where determinations are incomplete but the Company is able to determine a reasonable estimate.   For the year ended December 31, 2017, we recognized a $264,879 net benefit/expense to the

provision for income taxes as a result of the re-measurement of our net deferred tax assets. As of December 31, 2018, we consider the

accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes have been recognized. As further guidance is issued by the U.S. tax authorities, any resulting changes in our estimates will be treated in accordance with the relevant accounting guidance. Final determinations are required to be made within a measurement period not to extend beyond one year from the enactment date of the Act.

The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory tax rate is as follows:

Expected tax rate	21.0%
Nondeductible expenses	0.1%
FIN 48	-0.3%
Other	0.1%
Provision to Return	-0.1%
State tax, net of federal deduction	5.2%
Effective tax rate	26.0%

The components of the net deferred tax assets and liabilities as of December 31, 2018 are as follows:

Allowance for bad debts	$	3,069,103
Accrued expenses		549,326
Total deferred tax assets	$	3,618,429
Prepaid expenses		(48,067)
Fixed assets		(76,130)
Total deferred tax liabilities	$	(124,197)
Net deferred tax assets	$	3,494,232

As of December 31, 2018, the Company has no U.S. federal net operating loss carryforwards, no U.S. state and local net operating loss carryforwards. No valuation allowance was recorded at December 31, 2018, as the temporary differences disclosed above relate to deferred income tax assets that are more-likely-than-not to be realized in future years. The net deferred tax asset of $3,494,232 is included in other assets, and current income tax payable of $7,877,856 is included in other liabilities in the Statement of Financial Condition.

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company does not have any material uncertain tax positions. As of December 31, 2018, the tax periods since commencement remain subject to examination by various tax jurisdictions under the statute of limitations. In addition,

Apex Clearing Corporation
Notes to Financial Statements
December 31, 2018

management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2018.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and pledges or receives collateral as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. In the activities where the Company acts as principal, the Company trades various financial instruments and enters into various investment activities. These financial instruments include treasury securities. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities or other underlying financial instruments may be in excess of the amounts recognized in the Statement of Financial Condition. The Company limits its risk by using offsetting option positions to hedge against price movements in the equity securities held.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to its customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the lending institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and has established guidelines to require customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company maintains a policy of periodically reviewing the credit standing of all parties, including Correspondents, direct customers and customers of Correspondents with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company typically has a contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. The Company can offset Correspondent balances if required. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or introducing broker-dealer does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

In addition, the Company, on behalf of its customers, has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company may incur a loss if its customers do not perform and the fair value of the securities increases subsequent to December 31, 2018.

Customer Activities

The Company's customer clearance and settlement activities include the acceptance and clearance of equities, fixed income and option contracts for its customers, which are primarily institutional, commercial, exchange members and retail customers introduced by registered introducing broker-dealers, and direct customers. The Company guarantees to the respective clearing houses or other broker-dealers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by regulatory bodies. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligation. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Such margin collateral reduces risk to the Company in the event of failure by the customer to fulfill obligations under these contracts.

The Company monitors required margin levels daily and has established guidelines to require customers to deposit additional collateral, or to reduce positions, when necessary. Management believes that the margin deposits and collateral held at December 31, 2018 were adequate to mitigate the risk of material loss that could be created by positions held at that time.

The Company's function of providing clearing services to its customers and their related customer activities may require the Company to pledge eligible collateral with its banking partners, securities lending partners or the central clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return the pledged collateral, the Company may be exposed to the risk of acquiring the underlying securities at prevailing market values. The Company and its counterparties control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Credit Risk

Credit risk arises from the potential inability of a counterparty to perform in accordance with the terms of open contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace those contracts where there is a deficiency in collateral relative to the amounts due to the Company.   All counterparty agreements are secured by securities or cash at or in excess of amounts loaned.

Concentration of Credit Risk

The Company also engages in various brokerage activities whose counterparties are primarily broker-dealers, banks and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to periodically review the credit standing of counterparties with which it conducts business.

At December 31, 2018, the Company did not have significant concentrations of credit risk with any one customer or counterparty or with any group of customers or counterparties.

NOTE 11 – TRANSACTIONS WITH RELATED PARTIES

The following companies are considered affiliates and, therefore, are related parties:

Peak6 Investments LP:

On December 13, 2018, the Company repaid a $35,750,000 one year subordinated loan issued on June 5, 2017 by Peak6 Investments LP.   On February 27, 2018, Peak6 Investments LP issued a one year subordinated note to the Company in the amount of $25,000,000.   At December 31, 2018, the Company had a payable of $25,000,000 to Peak6 Investments LP for the subordinated borrowing made to the Company. On February 27, 2019 the Company repaid the one year $25,000,000 subordinated note to Peak6 Investments LP.

Peak6 is providing various support and other services to the Company, and are entitled to fees and other payouts pursuant to the terms of the Support Services Agreement between the Parent and Peak6 (as amended "Support Services Agreement"), the purchase agreement between Penson Technologies LLC, ACH, and ACC, and the Parent's Limited Liability Company Agreement.

For the year ended December 31, 2018, the Company paid cash of $29,876,788 for interest on all the aforementioned subordinated borrowings, fees for services, reimbursement of costs, and other payouts pursuant to the agreements with affiliates. The Company sold shares of a private investment in equity securities, and warrants to Peak6 Investments LP, and received cash proceeds of $9,664,103, and $400,000 respectively. At December 31, 2018, the Company had a payable to Peak6 Investments LP of $1,655,551.

Woodland & West, LLC:

On July 15, 2018, the Company repaid a $1,625,000 subordinated loan issued on June 15, 2017 by Woodland & West, LLC.

For the year ended December 31, 2018, the Company paid cash of $96,699 for interest on the subordinated loans. The Company also sold shares of a private investment in equity securities to Woodland & West, LLC, and received cash proceeds of $227,006. The Company had no outstanding payables to Woodland & West as of December 31, 2018.

Quivet Neck Capital LLC:

On June 5, 2018 the Company repaid a $1,625,000 subordinated loan issued on June 5, 2017 by Quivet Neck Capital LLC.

For the year ended December 31, 2018, the Company paid cash of $97,233 for interest on the subordinated loans. The Company also sold shares of a private investment in equity securities to Quivet Neck Capital LLC, and received cash proceeds of $227,012. The Company had no outstanding payables to Quivet Neck Capital LLC as of December 31, 2018.

Peak6 Capital Management LLC:

The Company and Peak6 Capital Management LLC maintain a clearing agreement for clearing and execution services provided by the Company. On January 27, 2015, the Company entered into a joint back office ("JBO") arrangement with Peak6 Capital Management LLC. Under terms of the JBO, Peak6 Capital Management LLC purchased preferred stock from the Company valued at $25,000. At December 31, 2018 the Company had a receivable of $297,053 from Peak6 Capital Management LLC that the Company recorded in receivable from broker-dealers in the Statement of Financial Condition. At December 31, 2018, Peak6 Capital Management LLC had credit balances in their PAB accounts at the Company totaling $1,016,819 that the Company recorded as a liability in payable to customers in the Statement of Financial Condition.

NOTE 12 – EMPLOYEE BENEFIT PLAN

The Company provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary match contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

NOTE 13 – CONTINGENCIES

The Company is named from time to time in various legal matters arising in the ordinary course of business. In accordance with ASC 450, management accrues for matters that are considered probable and where amounts are reasonably estimable. There is no accrual for such items at December 31, 2018.

NOTE 14 – GUARANTEES

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. Guarantees by a clearing broker-dealer can be a reduction to regulatory Net Capital.

As previously disclosed, the Company is a member of certain clearing organizations. The Option Clearing Corporation ("OCC") is formed as a mutual in which members agree to fund another member's deficit if that member's clearing fund has been extinguished. Due to the fact that the OCC has not had a significant issue with a member's deficit account, the Company cannot estimate the guarantee obligation associated with the OCC agreement, and management believes the exposure to be remote; therefore, the Company does not take a reduction to regulatory Net Capital for this agreement nor establish a reserve on the Statement of Financial Condition. The Company is a member of various exchanges that trade and clear securities.

Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the organization had previously

exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 15 – NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934, or the "Exchange Act") and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17). Under the more restrictive of these rules, the Company is required to maintain Net Capital equivalent to the greater of $1,500,000, 2% of "aggregate debit items" or the greater of the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement or $1,000,000, as these terms are defined.

Adjusted net capital, aggregate debit items, and risk maintenance margin requirements change from day to day. At December 31, 2018, under the more restrictive of these rules, the Company had a Net Capital requirement of $11,778,940 and Net Capital of $149,686,188 respectively.

NOTE 16 – SIGNIFICANT SERVICE PROVIDERS

On June 5, 2012, the Company entered into a 10 year Master Service Agreement ("MSA") with Broadridge Financial Services ("Broadridge") through June 5, 2022, for the outsourced provision of back office service support. On August 27, 2015, the MSA was amended to expire and terminate on June 5, 2019, and on May 10, 2017 was amended to include Apex having the option to extend the expiration date by one year to June 5, 2020. The contract with Broadridge calls for the Company to pay a fixed percentage of net revenue earned in any given month.

The Company terminated the MSA on December 31, 2018, incurring no termination fees, and entered into a new MSA agreement on January 1, 2019 with Broadridge that expires and terminates on December 31, 2023. If the Company terminates the agreement for convenience, the Company may be obligated to pay Broadridge a termination fee, with maximum exposure at January 1, 2019, of $72,450,000.

Under the terms of the new agreement, there will be a true up period from January 1, 2019 through June 5, 2019, where Apex will make Broadridge whole to what the Company would have paid them for that period, under the terms of the terminated MSA. The Company does not expect this amount to be material.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2019, the date these financial statements were available to be issued.